UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 18, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Propell Corporation

File No. 333-150862-CF#22117

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Propell Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on May 13, 2008, as amended.

Based on representations by Propell Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.9   through June 6, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer R. Hardy
Legal Branch Chief